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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027490

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niphix Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4507 N. Sterling Avenue, Suite 201

(No. and Street)

Peoria, (City) IL (State) 61615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nimish Gandhi (309) 674-0300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard L. Renner

(Name – *if individual, state last, first, middle name*)

4616 N. Prospect Road, Suite B, Peoria Heights, IL 61616

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Nimish Gandhi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niphix Investments Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Barbara G. Crow
Notary Public, State of Illinois
My Commission Expires 3/07/2012

Barbara G. Crow 2-24-10

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIPHIX INVESTMENTS, INC.

Peoria, Illinois

Financial Statements and
Independent Auditor's Report

December 31, 2009

TABLE OF CONTENTS

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Niphix Investments, Inc.
Peoria, Illinois

I have audited the accompanying statement of financial condition of Niphix Investments, Inc. (an Illinois Corporation) as of December 31, 2009, and the related statements income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niphix Investments, Inc. at December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

February 23, 2010

NIPHIX INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
CURRENT ASSETS:		
Cash	$ 8,138	
Receivables - other	3,123	
Prepaid expense	6,800	
Total current assets		$ 18,061
OTHER ASSETS		
Prepaid expense	$ 15,000	
Deposits with clearing organizations and others	5,000	
		20,000
Total Assets		$ 38,061
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expense	$ 5,028	
Total current liabilities		$ 5,028
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized, 1,000 shares; authorized, 100 issued and outstanding	$ 1,000	
Additional paid-in capital	135,850	
Retained earnings (deficit)	(103,817)	
Total stockholder's equity		33,033
Total Liabilities and Stockholder's Equity		$ 38,061

The accompanying notes are an integral part of the financial statements.

NIPHIX INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances - beginning	$ 1,000	$ 121,850	$ (74,164)
Additions	-- 0 --	14,000	-- 0 --
Net Loss	-- 0 --	-- 0 --	(29,653)
Balance - ending	1,000	135,850	(103,817)

The accompanying notes are an integral part of the financial statements.

NIPHIX INVESTMENTS, INC.
STATEMENT OF INCOME
For the year ended December 31, 2009

REVENUES				
Commissions and fees			$	9,179
EXPENSES				
Fees	$	16,811		
Insurance		437		
Office expense		393		
Professional fees		2,500		
Regulatory fees and expenses		13,691		
Service and management fees		5,000		
Total expenses				38,832
Net loss			$	(29,653)

The accompanying notes are an integral part of the financial statements.

NIPHIX INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (29,653)
Changes in operating assets and liabilities		
Decrease in receivables from clearing broker	$ 427	
Decrease in accounts receivable - other	2,518	
Decrease in prepaid expense	10,648	
Increase in accounts payable	3,153	
		16,746
Net cash used by operations		$ (12,907)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in paid-in capital	$ 14,000	
Net cash provided by financing activities		14,000
Net decrease in cash		$ 1,093
CASH AT BEGINNING OF PERIOD		7,045
CASH AT END OF PERIOD		$ 8,138

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Niphix Investments, Inc. operates as a broker/dealer under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k) (2) (ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, hold no funds or securities for, or owe money or securities to, customers.

Niphix Investments, Inc., also, provides an alternative trading system to qualified persons.

Financial Statements

The Company maintains its record on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Revenues

Customers' securities transaction and the related commission income and expense are recorded on a trade date basis, which is not materially different from the settlement date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company employs the direct write off method for its receivables. All known uncollectible accounts are written off against earnings.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides net capital of not less than $5,000 shall be maintained).

NIPHIX INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2009

Net Capital

Total stockholder's equity		$ 33,033
Less: Non-allowable assets		
Receivable - other	$ 3,123	
Prepaid expenses	21,800	
		$ (24,923)
Net Capital		$ 8,110

Computation of Basic Net Capital Requirement

Minimum net capital required Based on aggregate indebtedness	$ 335
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	3,110
Total net capital	$ 8,110

See accompanying accountant's report

NIPHIX INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2009

Reconciliation with Company's computation of net capital

Net capital as reported in Company's Part II (unaudited) Focus Report	$ 8,043
Net capital per audit report (Schedule 1	(8,110)
Net increase in net capital between Focus Report and Audit Report	$(67)

Net capital increase in net capital between Focus Report and Audit Report

	Per Focus Report	Per Audit Report	Difference
Non-allowable assets	$ - 0 -	$ 24,923	$ 24,923
Ownership equity	8,043	24,990	(24,990)
Net increase			$ (67)

See accompanying accountant's report

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Niphix Investments, Inc.
Peoria, Illinois

In planning and performing my audit of the financial statements and supplemental schedules of Niphix Investments, Inc. (The Company) for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempting provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. The recording of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 - continued

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose

Richard L. Renner
Certified Public Accountant
February 23, 2010